FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No.  1     FRN Variable Rate Fix released on 27 January 2003
No.  2     Director Shareholding released on 30 January 2003
No.  3     Director Shareholding released on 31 January 2003

Document No.  1

RE:   NORTHERN ROCK PLC
      GBP 400,000,000 SERIES 148 EMTN
      DUE: JANUARY 2004
      ISIN: XS0093947025

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
27JAN03 TO 28APR03 HAS BEEN FIXED AT 4.03844 PCT PER ANNUM.

INTEREST PAYABLE VALUE 28APR03 WILL AMOUNT TO:
GBP 100.68 PER GBP 10,000 DENOMINATION.
GBP 1,006.84 PER GBP 100,000 DENOMINATION.


IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 171 508 3857/3855 OR FAX: 44 171 508 3881.

RATEFIX DESK
CITIBANK N.A., LONDON

Document No.  2

                               NORTHERN ROCK PLC


                       NOTIFICATION OF DISPOSAL OF SHARES
                     BY NORTHERN ROCK QUEST COMPANY LIMITED


The Trustees of the Northern Rock Qualifying Employee Share Ownership Trust, Northern Rock Quest Company Limited ("QUEST") hereby give notice that the Executive Directors of Northern Rock plc namely:


A J Applegarth
D F Baker
R F Bennett


have a potential interest in QUEST and that the Trustees of QUEST disposed of the following Ordinary shares in the Company:


Date of Disposal              No. of Shares                 Price per Share               Percentage of Issued
                                                                                          Share Capital

30 January 2003               2,480                         GBP3.81                         0.0006



These shares were transferred to participants in the Northern Rock Sharesave Scheme.


Following this transaction QUEST holds a total of 3,314,143 Ordinary 25p shares in the Company representing 0.79% of the Company's issued share capital.

Document No.  3

                     NORTHERN ROCK PLC (Northern Rock or the Company)

                          Notification of Directors' Interests

Northern Rock wish to notify the following changes in directors' interests arising out of the operation of its Bonus Matching Plan, Deferred Bonus Plan and Long Term Incentive Plan, showing an increase in shareholdings of the following executive directors where as a result of the transactions referred to below the executive directors are interested in the following ordinary shares in the Company (Shares) (excluding Shares to which they may become entitled, subject to satisfaction of any relevant performance targets, on the exercise of options and under the rules of the LTIP):


Director                              Total Share Interests as at                       Resultant Holding
                                      31 January 2003                                           %

A J Applegarth                        212,751 (previously 86,326)                              0.05
D F Baker                             170,775 (previously 80,939)                              0.04
R F Bennett                           174,953 (previously 92,530)                              0.04


Bonus Matching Plan (the Bonus Matching Plan)

Under the Bonus Matching Plan, executive directors and certain senior executives are able to elect to receive part of their annual bonus in Shares which are deposited with the Company for a period of three years. Participants are then entitled to receive, after tax thereon, one additional Share free of charge in return for every one Share deposited with the Company for the three year period. Entitlement to the additional Shares would normally be lost if the participant leaves Northern Rock's employment.

In connection with the operation of the Bonus Matching Plan, participants are entitled to deposit Shares from their (or their connected persons') existing holdings in order to found their entitlement to additional Shares in due course up to the equivalent value of their eligible bonus.

On 31 January 2003 Shares were awarded to executive directors under the Bonus Matching Plan as follows:


Director                       Name of connected person                                   Shares Awarded @ 610p per
                               into whose name Shares have                                share
                               been registered (where
                               appropriate)

A J Applegarth                 -                                                          52,253
D F Baker                      Marion Baker                                               38,728
R F Bennett                    Margaret Mary Bennett                                      38,728


The Shares awarded to executive directors have been transferred by Carey Langlois Trust Company Limited as Trustee of the Northern Rock Employee Trust (a discretionary trust under which all employees of the Northern Rock Group are potential beneficiaries) (the Trustee) and registered in the names of the individuals specified above. Awards made in 2000 under the Bonus Matching Plan have now matured, so that participants have become entitled to the additional Shares. These Shares were allocated to the participants concerned at 610p per Share, the mid-market closing price on 30 January 2003. Accordingly, the executive directors named below have informed the Company that on 31 January 2003, they became absolutely entitled to the Shares specified below which are being transferred by the Trustee into the name of the executive director concerned (or into the name of a connected person, where different). Pursuant to the Bonus Matching Plan, the number of shares specified below have been disposed of at a price of 610p per Share to meet the income tax liabilities arising from the transfers:


Director             Name of connected person   Share Entitlement                               Shares disposed of to
                     into whose name Shares     (Net of Shares disposed of to meet income tax   meet income tax
                     have been transferred      liability)                                      liability
                     (where appropriate)

A J Applegarth       -                          1,944                                                    1,296
D F Baker            Marion Baker               1,944                                                    1,296
R F Bennett          Margaret Mary Bennett      4,153                                                    2,769


Deferred Bonus Plan (the Deferred Plan)

Under the Deferred Plan half of the total bonus entitlement of participants for the 2002 financial year is paid in the form of Shares. Participants will normally be entitled to these Shares after three years provided they remain in Northern Rock's employment for this period. Shares will be released earlier in certain "good leaver" circumstances. On 31 January 2003 Shares were awarded to executive directors under the Deferred Plan as follows:


Director                  Name of connected person in whose name                               Shares Awarded
                          Shares have been registered (where                                  @ 610p per share
                          appropriate)

A J Applegarth            -                                                                        52,254
D F Baker                 Marion Baker                                                             38,730
R F Bennett               Margaret Mary Bennett                                                    38,730


The Shares awarded to executive directors have been transferred by the Trustee and registered in the names of the individuals specified above.

Long Term Incentive Plan (LTIP)

Under the LTIP, participants may become entitled to Shares if the Company satisfies a stringent performance target over a three year period. The performance target relates to the Company's total shareholder return performance against that of FTSE 350 companies over the period.

On 31 January 2003, awards were made under the LTIP to the following executive directors (the number of Shares referred to is the maximum available on satisfaction of the performance target in full):


Director                                   Shares Under Conditional Awards

A J Applegarth                                           86,066
D F Baker                                                57,377
R F Bennett                                              57,377

The following executive directors have on 31 January 2003 exercised awards granted to them under the LTIP in respect of the three year performance period which commenced in 2000 and the Trustee has transferred the Shares specified into their name (or into the name of a connected period, where different). These Shares were allocated to the participants concerned at 610p per Share, the mid-market closing price on 30 January 2003. Pursuant to the LTIP, the number of Shares specified below have been disposed of at a price of 610p per Share to meet the income tax liabilities arising from the transfers:


Director                  Name of connected person into whose  Shares Transferred (Net of       Shares disposed of to
                          name Shares have been transferred    Shares disposed of to meet       meet income tax
                          (where appropriate)                  income tax liability)            liability

A J Applegarth            -                                    37,215                                    24,810
D F Baker                 Marion Baker                         37,215                                    24,810
R F Bennett               Margaret Mary Bennett                42,266                                    28,177


In addition to the disposals referred to above (where Shares were disposed of to meet the income tax liabilities concerned) the Company was notified on 31 January 2003 by the executive directors that on 31 January 2003, the following disposals of Shares were made by the executive director concerned (or by a connected person, where different) at a price of 610p per Share:


Director             Name of connected person by whom Shares have   Number of Shares disposed of
                     been disposed (where appropriate)

A J Applegarth       -                                              17,241
D F Baker            Marion Baker                                   26,781
R F Bennett          Margaret Mary Bennett                          41,454


In addition, the above executive directors are deemed for Companies Act purposes to be interested in all the Shares held by the Northern Rock Employee Trust. Following the transactions referred to above, the Trust holds a total of 5,209,563 Shares, representing 1.237% of the Company's issued share capital.



                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  03 February 2003         By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary